Exhibit 1.01

Chemtura Corporation
Conflict Minerals Report
For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Securities and Exchange Commission ("SEC") adopted the rule to implement the conflict minerals reporting and disclosure requirements as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). The Rule requires publicly-traded companies (registrants) whose products contain conflict minerals to determine the origin of those materials and to report the findings to the SEC on an annual basis. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold, that originate from the Democratic Republic of Congo ("DRC") or the nine adjoining countries (“Covered Countries”), and that are necessary to the functionality or production of the products manufactured (“Conflict Minerals”). These reporting obligations apply to registrants whatever the geographic origin of the Conflict Mineral and whether or not they fund armed conflict. If the registrant has reason to believe that any of those conflict minerals may have originated in the DRC or an adjoining country, or is unable to determine the country of origin of those conflict minerals, the SEC registrant is required to submit a Conflict Minerals Report ("CMR") to the SEC that includes a description of the measures it took to exercise due diligence on the conflict minerals’ source and chain of custody.
For the reporting period from January 1 to December 31, 2014, the Company conducted a reasonable country of origin inquiry and due diligence on the sources of its Conflict Minerals. We were unable to obtain adequate information from our supply chain to be able to make any conclusion as to the source of our Conflict Minerals. This report was not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1.	Overview

This CMR has been prepared by the management of Chemtura Corporation (hereinafter referred to as “Chemtura”, the “Company”, “we”, “us”, or “our”).
Chemtura is a leading diversified global developer, manufacturer and marketer of performance-driven engineered specialty chemicals. Most of our products are sold to industrial manufacturing customers for use as additives, ingredients or intermediates that add value to their end products. On November 3, 2014, we sold our Chemtura AgroSolutions business. Prior to that date our agrochemical products were mainly sold through dealers, distributors and major retailers. Subsequent to the sale, we continue to produce similar products and sell those products to the buyer under several supply agreements. Our operations are located in North America, Latin America, Europe and Asia. In addition, we have an important joint venture in the United States. For the year ended December 31, 2014, our global net sales were $2.2 billion. As of December 31, 2014, our global total assets were $2.7 billion.

We conducted an analysis of our products and found that Conflict Minerals (specifically tin and tin compounds) are found in approximately 34 of 2,040 (1.7%) of the products we make. However, Elizabeth Murphy, Associate Director, Division of Corporate Finance at the SEC stated on May 30, 2014 that chemical compounds are not subject to the rule. Thus, Chemtura performed its reasonable country origin inquiry on its purchase of raw tin only, as the tin compounds Chemtura buys are all reacted products (i.e., chemical compounds). The tin Chemtura purchases is processed by a third party into tin tetrachloride, which we then use as a feedstock in our organotin products, of which there are 34, representing 1.7% of our products.
Conflict Minerals Policy
Chemtura has adopted the following conflict minerals policy which may be accessed on our website at:
http://www.chemtura.com/deployedfiles/CorporateV2/CorporateV2-en-US/Documents/Conflict%20Minerals/Conflict%20Minerals%20Policy%20Statement.pdf
Supply Chain
As a chemical manufacturer, we purchase various substances that are blended, processed or reacted with other substances to form chemical compounds developed for a specific application or use in many different types of industrial, commercial, pharmaceutical and consumer products. Our products are not end-use products. As a chemical manufacturer, we do not procure tin directly from smelters. Rather, our position in the supply chain is considerably downstream of the smelters. We procure materials from other suppliers who either source and process the materials into a form suitable for our uses or purchase from upstream users who have procured the tin from other sources.
As a result of our position in the supply chain, we have no commercial relationships or direct contact with mines, smelters, or other lower-tier suppliers. Therefore, we rely on our direct suppliers to provide us with information on the origin of the tin we purchase, including tin that is supplied to them from lower-tier suppliers.
We requested all known suppliers of tin, excluding tin compounds, to provide information regarding the origin and smelters of the tin using the template developed by the Electronic Industry Citizenship Coalition® ("EICC®") and the Global e-Sustainability Initiative ("GeSI"), (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. All five suppliers of tin provided completed Templates and concluded that their tin was conflict-free.
One of our suppliers identified the Malaysia Smelting Corporation (“MSC”) as a source, but failed to acknowledge MSC sources some tin from the DRC. We independently confirmed the status of MSC as conflict-free and in good standing with the Conflict-Free Sourcing Initiative ("CFSI"). However, this is the second year in which there appears to be confusion regarding how to characterize MSC's supply of tin from the DRC, despite its CFSI status as conflict-free. Thus, we concluded this uncertainty among suppliers prevents us from determining that our tin is conflict-free.

2.	Due Diligence Process:

Our due diligence framework has been designed to conform with the Organization for Economic Co-Operation and Development ("OECD") 2013 Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, ("OECD Guidance").
We focused particularly on the Supplement on Tin, Tantalum, and Tungsten and those sections providing specific recommendations to downstream companies within the OECD Guidance.

a.	Internal Management System

i.	Team: Our conflict management team is comprised of representatives from the Legal, Procurement, Finance, and Regulatory Affairs departments.

ii.
Controls: We do not have a direct relationship with smelters, refiners, or mines producing tin. Instead, we rely on the handful of suppliers to determine the origin of tin. The internal team works together to track responses and follow-up on any questions. Other controls include our Code of Business Conduct.

iii.
Supplier Engagement: The market from which we procure tin and tin compounds, due to the nature of our uses, is relatively limited. We are evaluating the effectiveness of including a clause regarding Conflict Minerals in our new and re-negotiated supply agreements.

iv.
Grievance Mechanism: Our employees have access to a resource line to anonymously report any concerns. We provide all other interested parties (including our customers and suppliers) with information on how to contact us with concerns via our website at:

http://www.chemtura.com/corporatev2/v/index.jsp?vgnextoid=781738f220d6d210VgnVCM1000000753810aRCRD&vgnextchannel=781738f220d6d210VgnVCM1000000753810aRCRD&vgnextfmt=default

v.	Records: All records generated during the Reasonable Country of Origin Inquiry and the Due Diligence Process is stored in our electronic content management system.

b.	Identify and Assess Risk in the Supply Chain

Currently, there are no specific chemical industry specific initiatives or trade groups focused on Conflict Minerals. It is important to note that many of our tin suppliers are also registrants subject to the Rule. In order to obtain reliable information from our suppliers, we provided them with a cover letter stating our expectations with respect to our policy on conflict minerals and requested that they complete the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative ("EICC/GeSI") Reporting Template to identify smelters.

c.	Design and Implement a Strategy to Respond to the Risks

We have implemented a Conflict Minerals Policy, and we have established a multi-disciplinary team to review Conflict Minerals procurement. To the extent any responses raise questions, the team works together to resolve the questions.

d.	Due Diligence Measures Performed

Chemtura procures tin, which is used in a reaction to form tin tetrachloride, which is then used in the manufacture of 34 products (or 1.7% of the 2040 products we manufacture). We requested all known suppliers of tin, excluding tin compounds, to provide information regarding the origin and smelters of the tin using the Template. All five suppliers who provide us with tin, provided completed Templates and concluded that the tin they supply is conflict-free.
After having received and reviewed all tin supplier responses, one supplier indicated that it procures tin from MSC, which does procure a small percentage of its tin from the DRC. That supplier failed to indicate that MSC procures any tin from the DRC. Last year, we also received disclosures regarding MSC that indicated that there may be confusion regarding how to characterize the tin that MSC procures from the DRC. Like last year, this year upon receiving the disclosure citing MSC, we reviewed publicly available information and found that MSC had completed the CFSI audit, complied with the OECD Guidance, and successfully demonstrated that its tin is DRC conflict-free (i.e., sourced from mines that do not fund the conflict). We re-validated this information by (1) reviewing MSC’s conflict minerals policy and its website, which include statements consistent with the statements above that appeared in the supplier letter; (2) and reviewing the CFSI website to confirm MSC’s status as DRC conflict free. Last year we also confirmed with CFSI’s Audit Program Coordinator, through outside counsel, that MSC remained a validated smelter since CFSI conducted its audit of MSC. We have confirmed via CFSI’s website that MSC’s conflict-free status remained valid through April 11, 2015. However, given the apparent confusion among suppliers regarding the status of MSC, we are concluding that we are unable to determine whether the tin we procured is conflict-free.

3.	Due Diligence Determination

After conducting due diligence on the source of the Conflict Minerals in our products, we are not able to determine whether the tin we procure is conflict free. DRC conflict undeterminable products are those for which we were unable to determine whether their Conflict Minerals finance or otherwise benefit armed groups in the Covered Countries.
DRC Conflict Undeterminable Products
We produce tin-organic materials. In tin-organic materials, tin is used as the active enabler to give the tin-organic material the necessary property required for use in specific manufacturing applications.